United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

     Declaration and Payment of Interest on Shareholders' Equity

(São Paulo, December 21, 2007) - Aracruz Celulose S.A. (NYSE: ARA) hereby informs the American Depositary shareholders of Aracruz Celulose S.A. ("the Company") that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on March 21, 2007, has today approved the declaration and payment of Interest on Shareholders’ Equity to the total amount of R$78,900,000.00 (seventy eight million and nine hundred thousand reais). This Interest on Shareholders’ Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2007, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the São Paulo stock market on December 26, 2007 ("Brazilian Record Date").

The amount to be declared and paid as Interest on Shareholders’ Equity shall be as follows:

Each American Depositary Share, representing 10 preferred shares of class "B", shall be entitled to the gross amount of R$ 0.7975879718. Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount to be paid into U.S. Dollars at the time of payment thereof.

1 - The amounts declared as Interest on Shareholders’ Equity are subject to 15% Withholding Tax.

2 - The payment of Interest on Shareholders’ Equity will be made by Citibank, the Depositary, from January 24, 2008 to holders of record as of December 31, 2007.

3 - The shares of the Company shall be traded "ex-Interest on Shareholders' Equity" as from December 27, 2007.

For further information, please contact our Investor Relations Department: Phone: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer